P.E. 1/22/02

02011411

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

LION bioscience Aktiengesellschaft
(Exact Name of Registrant as Specified in its Charter)

Federal Republic of Germany
(Jurisdiction of Incorporation or Organization)

Im Neuenheimer Feld 515-517
D-69120 Heidelberg
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

LION bioscience Aktiengesellschaft's Ad Hoc Publicity Notice Concerning Acquisition of NetGenics, Inc. is attached as Exhibit 99.1 and incorporated by reference in this Form 6-K.

Exhibit No.	Description
99.1	Ad Hoc Publicity Notice Concerning Acquisition of NetGenics, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LION bioscience Aktiengesellschaft

By: /s/ Friedrich von Bohlen und Halbach
Name: Dr. Friedrich von Bohlen und Halbach
Title: Chief Executive Officer

Dated: January 16, 2002

EXHIBIT 99.1

LION bioscience AG

Ad Hoc Publicity Notice

Concerning Acquisition of NetGenics, Inc.

LION

Press Release

For further information see www.lionbioscience.com/netgenics or please contact:

LION bioscience Media Contact:
Dr. Andrea Kreisselmeier
Director Marketing & Communications
+49 (0)6221-4038-265
andrea.kreisselmeier@lionbioscience.com

LION bioscience Investors Contact:
Peter Willinger
Vice President Global Finance
+49 (0)6221-4038-293
peter.willinger@lionbioscience.com

Netgenics, Inc.:
Manuel J. Glynias
+1 216-861-4007
mglynias@netgenics.com

LION bioscience AG to Acquire NetGenics Inc.

The race for the multidisciplinary integration platform is finished

HEIDELBERG, Germany, and CLEVELAND, Ohio, USA, January 15, 2002 – LION bioscience AG (Neuer Markt: LIO, WKN 504 350, Nasdaq: LEON) today announced that it has agreed to acquire NetGenics, Inc., a privately held company that builds integrated informatics solutions, in exchange for approximately 1.12 million LION shares coming from authorized capital. These LION shares will be subject to a lockup for a 180 day period after closing. The transaction is expected to close in the first calendar quarter of 2002. Upon completion of the transaction, NetGenics will become a wholly owned subsidiary of LION.

The integration of biological and chemical information is key and has been the missing link for large knowledge management solutions and unattainable for Life Science organizations up to now. Different disciplines can now easily be combined through the merger of LION's unique integration technology SRS with Netgenics' integration environment DiscoveryCenter™, creating the broadest and most versatile platform in the Life Sciences and making it available to a large number of end users. Through the combination of NetGenics' and LION's products and expertise in informatics and sciences, the life science industry is expected to rapidly benefit from this enhanced offering.

"Through the merger we overcome a major hurdle for the life science industry: the easy integration of information from different disciplines. By owning and merging SRS with DiscoveryCenter™ we can now offer the ultimate standard platform for parallel knowledge management of multiple disciplines to the whole Life Science industry as a product. Therefore we expect very strong demand from the industry for it" said Dr. Friedrich von Bohlen, CEO of LION bioscience. "With our professional services and our partners we are now uniquely positioned to establish integrated alliances to deliver complete information and knowledge management solutions for our customers in the industry."

LION will now deliver *i*-biology® solutions not only as custom-made service, but also as a modular off-the-shelf package for a broader audience in the Pharma and Life Science communities. The novel offering will be further complemented by DiscoveryLink™, the integration technology of IBM, which has historically been an independent partner with both companies.

"This is a very complementary merger both, from a technology and business perspective. SRS has long been the powerhouse for back-end data integration and DiscoveryCenter™ has emerged as a landmark middleware and application integration environment. The prospect of using both in combination to create life sciences knowledge management solutions is extremely exciting and promises strong interest for solution support from the whole industry," said Manuel J. Glynias, President and CEO of NetGenics.

"Customers are the big winners with this merger," said Dr. Caroline Kovac, general manager, IBM Life Sciences. "There is tremendous synergy between LION and NetGenics. The marriage of their technologies and IBM DiscoveryLink™ will result in the most powerful data integration platform in the industry, which will help put drug discovery and development on a fast track."

The completion of the transaction is subject to customary closing conditions.

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Conference Call

LION bioscience senior management will host a conference call today at 4:00PM (CET) / 3:00 PM (GMT) / 10:00 AM (EST) / 7:00 AM (PST).
To access the call, please dial:
Germany: +49 (0) 6103 485 3000
Canada /USA: +1 416 640 4127
The presentation for the call, further information about the deal as well as its recording can be accessed at www.lionbioscience.com/netgenics

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About LION bioscience AG:

LION bioscience (http://www.lionbioscience.com) provides proven information and knowledge management solutions to significantly improve life science R&D performance and productivity. These solutions integrate all R&D disciplines, spanning from genomics to early and late discovery through clinical trials. LION applies these solutions for its internal drug discovery program in the field of nuclear receptors with the goal to out-license specific databases, polymorphism marker panels, and validated targets and leads.
Founded in 1997, LION has 485 employees, with headquarters in Heidelberg, Germany, and subsidiaries in Cambridge, UK, Cambridge, MA, USA and San Diego, CA, USA. To date, LION has established partnerships with leading life science companies, including Aventis, Bayer, Boehringer Ingelheim, Celera, DuPont, GlaxoSmithKline, Janssen, Merck Inc., Nestlé, Novartis, Paradigm Genetics, Pharmacia & Upjohn, Roche, Sumitomo Pharmaceuticals and Tripos.

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About NetGenics

NetGenics, Inc., (www.NetGenics.com) is a privately held company executing its goal of accelerating discovery in life science research. Its solutions leverage a combination of proprietary software and tailored integration services. NetGenics solutions reflect its technological and scientific expertise in enabling researchers to extract meaningful information from life science data to facilitate the development of new drugs, gene therapies and agricultural products. NetGenics is able to create flexible solutions that allow biotech, pharmaceutical and agriscience companies to accelerate product development with the necessary speed and flexibility required in life sciences today while decreasing their research costs. NetGenics was established in 1996 and is headquartered in Cleveland, Ohio with offices in Oxford, UK, Boston, MA, Columbus, OH, and San Diego, CA.

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All statements in this press release that are not historical are forward-looking statements within the meaning of the U.S. securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. Actual results may vary materially from those projected because of factors such as uncertainties relating to technologies, product development, or manufacturing, market acceptance, cost or pricing of LION's products, dependence on collaborations and partners, regulatory approvals, competition, intellectual property of others, or patent or copyright protection and litigation. These and other risk factors are discussed in LION's Annual Report on Form 20-F, dated October 16, 2001 as amended and filed with the Securities and Exchange Commission. LION expressly disclaims any obligation or undertaking to release publicly any updates, revisions or corrections to any forward-looking statements or historical information contained herein.